SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Associated Capital Group, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

_______045528106_________
(CUSIP Number)

Associated Capital Group, Inc.
One Corporate Center
 Rye, New York 10580-1435
(203) 629-9595
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________December 30, 2016________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

1	Names of reporting persons GGCP, Inc.
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) ☐ (b)☐
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)☐
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 18,433,741 (See Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 18,433,741 (See Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 18,433,741 (See Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares ☒ (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 78.5%(1)
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO
(1) Taking into account the Reporting Person's ownership of the Issuer's Class B Shares (10 votes per share), the Reporting Person has combined voting power with respect to 93.5% of the Issuer's common stock.  See Item 5.

1	Names of reporting persons GGCP Holdings, LLC
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) ☐ (b)☐
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)☐
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 18,423,741 (See Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 18,423,741 (See Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 18,423,741 (See Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares ☒ (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 78.5%(2)
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO
(2) Taking into account the Reporting Person's ownership of the Issuer's Class B Shares (10 votes per share), the Reporting Person has combined voting power with respect to 93.5% of the Issuer's common stock.  See Item 5.

1	Names of reporting persons Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) ☐ (b)☐
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)☐
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 18,938,887 (See Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 18,938,887 (See Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 18,938,887 (See Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares ☒ (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 79.0%(3)
14	Type of reporting person (SEE INSTRUCTIONS) IN
(3) Taking into account the Reporting Person's ownership of the Issuer's Class B Shares (10 votes per share), the Reporting Person has combined voting power with respect to 96.1% of the Issuer's common stock.  See Item 5.

Item 1.	Security and Issuer
This Amendment No. 1 to Schedule 13D on the Class A Common Stock (the "Class A Shares") of Associated Capital Group, Inc. ("AC") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on December 10, 2015. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.
The Class A Shares are traded on the New York Stock Exchange ("NYSE") under the symbol "AC".  Mario J. Gabelli ("Mario Gabelli") is deemed to be the controlling person of the Issuer on the basis of his ownership of a majority of the voting stock and the capital stock of GGCP, Inc. ("GGCP"), a privately held Wyoming corporation, which, through GGCP Holdings, LLC ("GGCP Holdings"), owns a majority of the voting stock and a majority of the capital stock of the Issuer.  GCCP Holdings' ownership includes a majority of the Issuer's Class B Common Stock, par value $0.001 per share (the "Class B Shares" and, together with the Class A Shares, the "Common Stock").  The Class A Shares and the Class B Shares are identical in all respects except that holders of the Class A Shares are entitled to one vote per share and holders of the Class B Shares are entitled to ten votes per share.
The address of the principal executive offices of the Issuer is Associated Capital Group, Inc., One Corporate Center, Rye, New York 10580-1435.
Item 2.	Identity and Background
This statement is being filed by Mario Gabelli and various entities which he directly or indirectly controls.

(a), (b), and (c) – This statement is being filed by one or more of the following persons:  GGCP, GGCP Holdings and Mario Gabelli.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the "Reporting Persons".

GGCP makes investments for its own account and is the managing member and holder of a majority of the equity interest of GGCP Holdings.  Mario Gabelli is also deemed to be the controlling person of the Issuer on the basis of his ownership of a majority of the voting stock and the capital stock of GGCP, which, through GGCP Holdings, owns a majority of the voting stock and a majority of the capital stock of the Issuer.

The Issuer is the parent company for a variety of companies primarily engaged in the alternative investment management and institutional research services businesses.

Mario Gabelli is the Executive Chairman and controlling shareholder of the Issuer.  Mario Gabelli is also the controlling stockholder, Chief Executive Officer and a director of GGCP.  Mario Gabelli is also a member of GGCP Holdings and has a profits interest in GGCP Holdings.

The Reporting Persons do not admit that they constitute a group.

The business address of Mario Gabelli is GAMCO Investors, Inc., One Corporate Center, Rye, NY 10580.  GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  GGCP Holdings is a Delaware limited liability company having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.

For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
 (d) and (e) – None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f)  – Each Reporting Person is a citizen of the United States.
Item 4.	Purpose of Transaction
Mario Gabelli serves as the Executive Chairman of the Board of Directors of the Issuer (the "Board").  As disclosed in Item 1 above, Mario Gabelli is also deemed to be the control person of the Issuer.  Because of the foregoing, the Reporting Persons at any time and from time to time in the ordinary course of performing their roles relating to the Issuer or as investors in the Issuer may propose or take action in relation to the business of the Issuer including: changes in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; the business and operations of the Issuer; share repurchases by the Issuer; distributions by the Issuer, including the amounts, makeup and timing thereof; the terms of any new issuances of an existing or new class of securities by the Issuer; sales of assets; changes in the Issuer's charter or by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; and any such other matters.  Any such proposals or actions by the Reporting Persons may be based on the Reporting Persons' views of their best interest, their obligations to the Issuer (to the extent required by applicable law or agreement), and other factors in light of (i) the Issuer's financial position, future actions taken by the Board, price levels of the common stock or other equity or debt securities of the Issuer and (ii) general economic, political, or industry conditions, including conditions in the securities market, or changes in laws, rules, regulations or customs, and any other conditions or changes thereto, in the Reporting Persons' sole determination.  In as much as none of these proposals or activities would represent a material change in the plans of the Reporting Persons regarding their control over the Issuer, the Reporting Persons will not file amendments to this Schedule 13D reflective thereof.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and depending on various factors the Reporting Persons may deem relevant to their investment decision, including, without limitation, the Issuer's financial position and strategic direction, the price levels of the Issuer's common stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may decide to acquire additional securities, sell some or all of their securities, or to continue to hold their existing position in the securities for investment.

Other than as described above, none of the Reporting Persons has any present plans or proposals which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
(a) The information relating to the beneficial ownership of Class A Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith and the percentages in the table below are calculated based upon 5,058,648 Class A Shares and 19,196,792 Class B Shares outstanding as of December 30, 2016, as provided by the Issuer.  In addition, the information relating to the beneficial ownership of Class A Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto assumes the conversion of the 19,196,792 Class B Shares into Class A Shares.  Mario Gabelli is deemed to have beneficial ownership of the securities owned beneficially by each of the Reporting Persons.  GGCP is deemed to have beneficial ownership of the securities owned beneficially by GGCP Holdings.

The following table sets forth information with respect to the beneficial ownership of the Class A Shares and the Class B Shares by each of the Reporting Persons ignoring the fact the Class B Shares can convert into Class A Shares to reflect the total voting power of each Reporting Person.  The final column of this table reflects the total voting power of each Reporting Person, taking into account the fact that the Class B Shares have ten votes per share and the Class A Shares have only one vote per share.

Voting Power Table – Reflects Beneficial Ownership Ignoring Conversion Feature of Class B Shares
Name of Beneficial Owner	Number of Shares Beneficially Owned			Percentage of Shares Beneficially Owned			Percentage of Combined Voting Power of All Classes of Stock
	Class A	Class B	Total A&B	Class A	Class B	Total A&B
Mario J. Gabelli	11,851	18,927,036	18,938,887	0.2%	98.6%	78.1%	96.1%
GGCP, Inc.	10,000	18,423,741	18,433,741	0.2%	96.0%	76.0%	93.5%
GGCP Holdings, LLC	--	18,423,741	18,423,741	0.0%	96.0%	76.0%	93.5%

(b) Each of the Reporting Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that the power of Mario Gabelli is indirect with respect to securities beneficially owned directly by other Reporting Persons controlled by Mario Gabelli.

(c) The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.  Except as described in Item 3, none of the Reporting Persons or Covered Persons engaged in any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  January 4, 2017

GGCP, INC.
 GGCP HOLDINGS, LLC
MARIO J. GABELLI

By:  /s/ Douglas R. Jamieson
Douglas R. Jamieson
 Attorney-in-Fact

Schedule I
Information with Respect to Executive
 Officers and Directors of the Undersigned
The following sets forth as to each of the executive officers and directors of the Reporting Persons:  his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company Investment Advisers, Inc., G.research, Inc., Teton Advisors, Inc., Associated Capital Group, Inc. or GAMCO Investors, Inc., the principal business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Entity/Officer or Director	Principal Occupation and Employment
GGCP, Inc. Directors:
Mario J. Gabelli
Chairman & Chief Executive Officer
GAMCO Investors, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC

Executive Chairman
Associated Capital Group, Inc.

Chief Executive Officer and Chief Investment Officer
GGCP, Inc.

Marc J. Gabelli	President GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, Inc.
Michael M. Gabelli	President and Chief Operating Officer Gabelli Partners, LLC
Fredric V. Salerno (Chairman)	Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman of FCB Financial Corp. Lawyer, Investment Adviser and Cable Television Executive Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas, 26th floor New York, NY 10036
Officers:
Mario J. Gabelli	See above.
Marc J. Gabelli	See above.
Vincent J. Capurso	Executive Vice President and General Tax Counsel GGCP, Inc.
Silvio A. Berni	Vice President, Assistant Secretary and Controller GGCP, Inc.
GGCP Holdings LLC Members:
GGCP, Inc.	Manager and Member GGCP Holdings, LLC
Mario J. Gabelli	See above.

Set forth below is the beneficial ownership of the Issuer's Class A Shares and Class B Shares for each of the Covered Persons as of December 30, 2016, except for Covered Persons who are also Reporting Persons, whose beneficial ownership is reported in Item 5 above.  Unless otherwise indicated, to our knowledge, the persons or entities named in the table below have sole voting and investment power with respect to all shares indicated as beneficially owned by those persons.  This table does not reflect the fact that the Class B Shares are convertible into Class A Shares so as to provide a more accurate depiction of each Covered Persons' voting power, as the Class B Shares have ten votes per share and the Class A Shares have only one vote per share.  None of the Covered Persons in the table below has voting power in excess of 1% of the voting power of the Common Stock.

	No. of shares of Class A Common Stock	No. of shares of Class B Common Stock
Silvio A. Berni	–	–
Vincent J. Capurso	–	–
Marc J. Gabelli	20,768	3,018
Matthew R. Gabelli	13,684	56,729
Michael M. Gabelli	11,441	17,047
Frederick V. Salerno	–	–
Vincent S. Tese	–	–